Filed Pursuant to Rule 433

Registration No. 333-207810

Dated August 10, 2016

FINAL TERM SHEET

Issuer:	Baxter International Inc.

Security:	1.700% Senior Notes due 2021 (the “2021 Notes”) 2.600% Senior Notes due 2026 (the “2026 Notes”) 3.500% Senior Notes due 2046 (the “2046 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / A- (stable) / BBB+ (stable)

Format:	SEC Registered

Ranking:	Senior Notes

Offering Size:	2021 Notes: $400,000,000 2026 Notes: $750,000,000 2046 Notes: $450,000,000

Trade Date:	August 10, 2016

Settlement Date:	August 15, 2016 (T+3)

Maturity Date:	2021 Notes: August 15, 2021 2026 Notes: August 15, 2026 2046 Notes: August 15, 2046

Interest Payment Dates:	2021 Notes: Semi-annually on each February 15 and August 15 2026 Notes: Semi-annually on each February 15 and August 15 2046 Notes: Semi-annually on each February 15 and August 15

First Interest Payment Date:	2021 Notes: February 15, 2017 2026 Notes: February 15, 2017 2046 Notes: February 15, 2017

Benchmark Treasury:	2021 Notes: 1.125% due July 31, 2021 2026 Notes: 1.625% due May 15, 2026 2046 Notes: 2.500% due February 15, 2046

Benchmark Treasury Price / Yield:	2021 Notes: 100-08 1⁄4 / 1.072% 2026 Notes: 101-01 / 1.511% 2046 Notes: 105-23 / 2.234%

Spread to Benchmark Treasury:	2021 Notes: T+65 bps 2026 Notes: T+110 bps 2046 Notes: T+135 bps

Yield to Maturity:	2021 Notes: 1.722% 2026 Notes: 2.611% 2046 Notes: 3.584%

Coupon:	2021 Notes: 1.700% 2026 Notes: 2.600% 2046 Notes: 3.500%

Issue Price:	2021 Notes: 99.895% 2026 Notes: 99.904% 2046 Notes: 98.464%

Day Count Basis:	30 / 360

Use of Proceeds:	The Company intends to use approximately $1.1 billion of the net proceeds from the sale of the notes to redeem certain of its outstanding senior notes and to pay related fees and expenses, and the remainder for general corporate purposes, including the repayment of commercial paper.

Conflict of Interest:	To the extent that net proceeds from the offering are applied to redeem such outstanding senior notes or commercial paper held by any of the underwriters or their affiliates, they will receive proceeds of the offering through the repayment of that indebtedness. If 5% or more of the net proceeds of the offering (not including underwriting discounts) is used to redeem such outstanding senior notes or commercial paper held by at least one of the underwriters or its affiliates, the offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (FINRA) Conduct Rules. In such event, such underwriter or underwriters will not confirm sales of the notes to accounts over which they exercise discretionary authority without the prior written approval of the customer. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with the offering because the notes are “investment grade rated,” as defined by FINRA Rule 5121(f)(8).

Optional Redemption:

The 2021 Notes, the 2026 Notes and the 2046 Notes will be redeemable, at the Company’s option, at any time, in whole or in part.

If the 2021 Notes are redeemed before the date that is one month prior to their maturity date, if the 2026 Notes are redeemed before the date that is three months prior to their maturity date or if the 2046 Notes are redeemed before the date that is six months prior to their maturity date (each such date, a “Par Call Date”), the notes of the applicable series may be redeemed at a redemption price equal to the greater of:

(i) 100% of the principal amount plus accrued and unpaid interest to the date of redemption; or

(ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the applicable Par Call Date, in each case discounted to the date of redemption, on a semiannual basis, at the treasury rate plus 10 basis points in the case of the 2021 Notes, 20 basis points in the case of the 2026 Notes and 20 basis points in the case of the 2046 Notes.

If the 2021 Notes are redeemed on or after the date that is one month prior to their maturity date, if the 2026 Notes are redeemed on or after the date that is three months prior to their maturity date or if the 2046 Notes are redeemed on or after the date that is six months prior to their maturity date, the notes of the applicable series may be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

Minimum Denomination:	$2,000 × $1,000

CUSIP / ISIN:	2021 Notes: 071813 BR9 / US071813BR97 2026 Notes: 071813 BQ1 / US071813BQ15 2046 Notes: 071813 BP3 / US071813BP32

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.

Co-Managers:

Academy Securities, Inc.

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

UBS Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. In the case of in the case of Goldman, Sachs & Co., you may request the prospectus by contacting Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY, 10282, telephone: 1-866-471-2526, or facsimile 1-212-902-9316, or email: prospectus-ny@ny.email.gs.com; in the case of Merrill Lynch, Pierce, Fenner & Smith Incorporated, you may request the prospectus by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, telephone: 1-800-294-1322, or email: dg.prospectus_requests@baml.com; in the case of Citigroup Global Markets Inc., you may request the prospectus by contacting Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146, or email: prospectus@citi.com.